(Excerpt Translation)


                                                                October 20, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in September 2006 (the "Current Month").


1. Summary

   Number of listed shares as of the end of the
   preceding month                                          3,609,997,492 shares

   Total number of shares changed during the                            0 shares
   Current Month

   (out of which, as a result of exercise of stock                    (0 shares)
   acquisition rights)

   (out of which, as a result of other reasons)                       (0 shares)

   Number of listed shares as of the end of the             3,609,997,492 shares
   Current Month


2. Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                    23,000 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from             (23,000 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                   JPY 68,034,000
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                   (JPY 68,034,000)
    transferred from treasury shares)


3. Stock acquisition rights (2nd series) exercised

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[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                    16,300 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from             (16,300 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                   JPY 50,790,800
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                   (JPY 50,790,800)
    transferred from treasury shares)


4. Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                   117,400 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from            (117,400 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                  JPY 533,113,400
    Month

   (out of which, aggregate amount of newly                              (JPY 0)
   issued shares)

   (out of which, aggregate amount of shares                   (JPY 533,113,400)
   transferred from treasury shares)